Exhibit 99.1

NICE Actimize Wins 2024 RegTech Insight Awards APAC for
“Best Transaction Monitoring Solution”

The award acknowledged NICE Actimize’s Suspicious Activity Monitoring solution and its ability to address regulatory problems facing the Asia-Pacific market

Hoboken, NJ, August 1, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, was named a category winner in A-Team Group's 2024 RegTech Insight APAC awards for “Best Transaction Monitoring Solution.” Shortlisted by a panel of judges, NICE Actimize and its solution was the recipient of the most online votes in its category derived from reader/online nominations from within the RegTech Insight community and verified by A-Team Group editors and its independent RegTech advisory board.

For its second consecutive year, these awards recognize leading providers of RegTech solutions that have successfully improved firms’ abilities to address the challenges of the evolving, complex regulatory requirements across the global financial services industry within the Asia-Pacific region.

NICE Actimize’s Suspicious Activity Monitoring (SAM) offers multiple layers of defense, using the latest technology advancements to ensure comprehensive monitoring and detection of suspicious activity. SAM ensures rapid detection of potentially illicit transactions, using advanced machine learning algorithms to guarantee precision. This system enhances a financial institution's ability to deliver its transaction monitoring program as efficiently and effectively as possible while offering a wide range of coverage. In doing so the financial institution is able to spot and manage risk, stay ahead of regulatory requirements and maintain the trust of its stakeholders.

The solution’s entity-centric AML approach delivers data to enrich profiles and multiple layers to segment, monitor, and ensure that true suspicious activity is identified. NICE Actimize’s Suspicious Activity Monitoring also offers next-generation analytics, including machine learning for advanced anomaly detection, model optimization, and network risk analytics, detecting suspicious relationships and transaction patterns accurately.

“The Asia-Pacific region faces disparate technology and regulatory requirements since the region encompasses many countries and cultures. As a result, many financial institutions in APAC struggle with high false positive rates and poor investigation efficiencies,” said Craig Costigan, NICE Actimize. “We thank the judges and voters for the RegTech Insight Awards for recognizing the innovation in transaction monitoring that we bring to the Asia-Pacific region.”

Angela Wilbraham, CEO at A-Team Group, and host of the 2nd annual RegTech Insight Awards APAC 2024 commented, “These awards celebrate providers of leading RegTech solutions, services and consultancy across Asia-Pacific. The winners were selected by A-Team Group’s RegTech Insight community and demonstrate exceptional creativity in building solutions that solve regulatory challenges. Our congratulations go to NICE Actimize for winning Best Transaction Monitoring Solution.”

NICE Actimize anti-money laundering solutions, including its Suspicious Activity monitoring solution (SAM) addresses the significant regulations in the APAC region, including those from The Monetary Authority of Singapore, Australian regulations such as AUSTRAC, Japan’s JFSA,  Indonesia’s OJK, and more.

To read our report, “SAM: An Evolution in Transaction Monitoring A Multilayered Defense to Strengthen Transaction Monitoring,” please click here. To read our eBook, :Six Transformative Steps to Evolve Your Transaction Monitoring, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.